CONSENT OF CHARLES BEAUDRY

The undersigned hereby consents to all references to him as a non-independent qualified person in or incorporated by reference in the Registration Statement on Form 40-F being filed by Metalla Royalty & Streaming Ltd. (the “Registrant”) in connection with certain technical and scientific information described therein.

/s/ Charles Beaudry
Charles Beaudry
May 17, 2019